Exhibit 12.1

Goodman Global, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Predecessor				Successor
	Year Ended December 31,			January 1 to February 13,	February 14 to December 31,	Year Ended December 31,
	2005	2006	2007	2008	2008	2009
Earnings:
Income (loss) from continuing operations before income taxes	$40,697	$98,355	$161,556	$(93,857)	$41,889	$160,648
Fixed charges	78,450	83,531	74,024	57,283	140,820	141,129
Capitalized Interest	(879)	(1,347)	(385)	—	(202)	(761)

Total adjustments	77,571	82,184	73,639	57,283	140,618	140,368

Earnings adjusted for fixed charges	$118,268	$180,539	$235,195	$(36,574)	$182,507	$301,016

Fixed charges:
Interest expense	$74,213	$77,825	$68,378	$56,176	$135,616	$134,767
Capitalized Interest	879	1,347	385	—	202	761
Portion of rent expense representative of interest	3,358	4,359	5,261	1,107	5,002	5,601

Total fixed charges	$78,450	$83,531	$74,024	$57,283	$140,820	$141,129

Ratio of earnings to fixed charges	1.5	2.2	3.2	— (1)	1.3	2.1

(1)	For the period January 1 to February 13, 2008, earnings were not adequate to cover fixed charges by $93.9 million.